Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 6, 2006, accompanying the consolidated financial statements of Bronco Drilling Company, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, members’/stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 appearing in Bronco Drilling Company’s Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference in Bronco Drilling Company’s Prospectus and Registration Statement on Amendment No. 1 to Form S-1. We consent to the incorporation by reference in the Prospectus and Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 16, 2006